JOURNEY RESOURCES CORP.
407 – 808 Nelson Street
Vancouver, B.C. V6Z 2H2
Tel: (604) 633-2442

NEWS RELEASE

October 17, 2008

JOURNEY ENTERS OPTION AGREEMENT
TO ACQUIRE CHARAY GOLD PROPERTY

VANCOUVER, BRITISH COLUMBIA - Journey Resources Corp. (“Journey” or the “Company”) is pleased to announce that, subject to regulatory approval, it has entered into a mineral claim option agreement (the “Option Agreement”) with Tektite Financial Inc. and Minera Bacoachi, S.A de C.V., whereby Journey has been granted an exclusive option to acquire, through its wholly Mexican subsidiary, a 100% interest in and to certain mining claims comprising the Charay Gold Property, located in Sinaloa, Mexico (the “Property”).

The Property is comprised of three concessions covering 380 hectares, located in northern Sinaloa, Mexico, approximately one hour by road from the city of Los Mochis. In 2005, Vane Minerals Group drilled 27 shallow holes on the Property, totaling 1,576 meters. Eight drill holes targeted large zones of intense alteration in search of large-tonnage, low-grade disseminated mineralization. Nineteen drill holes targeted and intersected mineralized quartz vein/structure along a strike length of approximately 240 meters.

Vane Minerals estimated an approximate 37,000 tonnes of material along the 240 meter drill-tested strike length of the structure across a width of 1.14 meters, and to a depth of 50 meters , which averaged 18.75 g/T Au and 120.15 g/T Ag . The mineralized structure remains open along strike with mineralization appearing to increase with depth. Due diligence on the property has consisted of re-logging and quarter sampling of the 2005 drill core. The new samples were assayed by Chemex Laboratories located in Vancouver, BC, Canada. There was an excellent correlation with previously reported results, however, the previous data has not been sufficiently verified by a qualified person under National Instrument 43-101 to be classified as a current resource estimate. Journey is not treating the estimate as a current resource estimate and therefore, this data should not be relied upon.

Journey is in the process of mobilizing a drill rig to the property to complete a Phase-I drill program designed to test the mineralized depth and extensions of the known structure. VP Exploration of Journey, Mr. Chris Wilson states, “This is a very attractive property in an area that has seen little to no historic exploration. By utilizing our own drill rig we will be able to quickly and cheaply evaluate this property’s potential to host a high-grade, near-surface gold-silver deposit.” Under the terms of the Option Agreement, Journey must fulfill certain payment and expenditure requirements. In consideration for a 100% right, title and interest in and to the Property, Journey shall pay to the optionors a total cash amount equal to US$2,725,000, with initial payments consisting of $30,000 upon execution of the Option Agreement, $25,000 on or before December 1, 2008 and two additional payments of $50,000 on or before April 1, 2009 and August 1, 2009 respectively. In addition to such cash payments, the Company will issue 1,000,000 common shares of Journey’s capital and incur $75,000 in work expenditures on the

Property on or before April 1, 2009. Journey has also agreed to pay optionors a 2% net smelter royalty in the event of commercial production of the Property.

Subject to regulatory approval, finders’ fees may also be payable in connection with this transaction.

Jack Bal, President and CEO of Journey commented: “We are very excited to have entered into agreements for the acquisition of a 100% interest in the Charay Gold Property. Management looks forward to seeing the project progress to the next stage and Journey is committed to advancing the Charay Property to a production decision.”

Journey Resources Corp. www.journeyresourcescorp.com is a mineral-exploration resource company trading on the TSX Venture Exchange (Symbol : JNY) the Frankfurt Stock Exchange (Symbol : JL4) and the OTC Bulletin Board (Symbol : JNYRF). The Company is currently exploring four advanced exploration-stage projects; the Vianey Mine Silver Project, the Musgrove Gold Project, the Silver Mountain Project and the Silveria Project. The Vianey Mine Project consists of concessions totaling 5,022 hectares in Guerrero State west of Mexico City, Mexico. The Musgrove Project is a prospect for a disseminated gold bulk-tonnage surface project similar to the Beartrack Mine, a nearby former gold producer. In addition, the Company recently purchased a 100% right, title and interest in and to certain mining claims comprising the Silver Mountain Property in Lima, Peru. The Silver Mountain Property is an advanced stage exploration property covering approximately 1,684 hectares, located approximately 75 kilometers east of Lima City and 50 kilometers south of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine. The Company also recently entered into a joint venture agreement, whereby it has an exclusive option to acquire up to a 75% interest in the Silveria Property, which covers approximately 3959 hectares, approximately 80 kilometers east of Lima, Peru and 30 kilometers south-west of Peru Copper’s Toromocho property and Pan American Silver's Morococha Mine.

ON BEHALF OF JOURNEY RESOURCES CORP.

“Jatinder (Jack) Bal”

JATINDER (JACK) BAL
President & CEO
JOURNEY RESOURCES CORP.

For further information on Journey Resources Corp., contact Jack Bal at (604) 633-2442, toll free 1-800-667-1442, e-mail jackbal@journeyresourcescorp.com, or visit our website at www.journeyresourcescorp.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the TSX Venture Exchange, the British Columbia Securities Commission, the Ontario Securities Commission, and the Alberta Securities Commission.